CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1933
March 11, 2009
Pharmaxis Ltd
2/10 Rodborough Road,
Frenchs Forest, NSW 2086
Australia
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .)

ASX/NASDAQ Media Release	11 March 2009
Pharmaxis appoints French Distributor for Aridol™
Pharmaxis (ASX:PXS, NASDAQ: PXSL) is pleased to announce that it has appointed Praxis Pharmaceutical France SARL as its French marketer and distributer for the asthma diagnostic tool, Aridol.
Praxis Pharmaceutical is a recently established company created to introduce a portfolio of respiratory specialist products into the French pharmaceutical market. Praxis will complete the reimbursement application for Aridol in France and thereafter market the product to hospital specialists.
Dr Alan Robertson, Pharmaxis CEO said “We are delighted to announce this agreement and are looking forward to working with Praxis on developing the French market for Aridol. Aridol is a precisely engineered test that we believe will be an improvement on current practice. Aridol improves the identification of bronchial hyperresponsiveness which is one of the hallmarks of asthma.”
The total population affected by Asthma in France is approximately 3.1 million. The French bronchial challenge testing market is dominated by methacholine and more than 25,000 tests are conducted annually with little recent innovation in the field. Aridol’s ability to detect airway hyperresponsiveness in poorly controlled asthmatics offers information to the respiratory physician that has previously not been available.
Aridol is approved for sale in most major European countries, Australia and Korea. Aridol has been included in the Global Initiative for Asthma guidelines, and in the U.S. Asthma Management Guidelines. It is one of the tests recommended by the World Anti-Doping Agency, and other sports governing bodies to ensure elite athletes who are asthmatic are properly diagnosed and treated.
#ends#
SOURCE: Pharmaxis Ltd, Sydney, Australia
CONTACT: Alan Robertson — Chief Executive Officer
Ph: +61 2 9454 7200 or email alan.robertson@pharmaxis.com.au
RELEASED THROUGH:
Australia:
Felicity Moffatt, phone +61 418 677 701 or email felicity.moffatt@pharmaxis.com.au
United States:
Brandon Lewis, Trout Group, phone +1 646 378 2915 or email blewis@troutgroup.com

Forward-Looking Statements
The statements contained in this media release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this media release include statements regarding our expectations, beliefs, hopes, goals, intentions, initiatives or strategies, including statements regarding the potential for Aridol and/or Bronchitol. All forward-looking statements included in this media release are based upon information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statement as a result of new information, future events or otherwise. We can not guarantee that any product candidate will receive FDA or other regulatory approval or that we will seek any such approval. Factors that could cause or contribute to such differences include, but are not limited to, factors discussed in the “Risk Factors and Other Uncertainties” section of our Form 20-F lodged with the U.S. Securities and Exchange Commission.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharmaxis Ltd (Registrant)
Date: March 11, 2009	By:	/s/ David McGarvey
		Name:	David McGarvey
		Title:	Chief Financial Officer